

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(Incorporated in Bermuda with limited liability)

2 June 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022845

SUPPL

03 JUN 13 AM 7:21

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
News Release - SGX-listed Roly International's subsidiary Linmark secures new customers; Group says diversified supply chain management solutions have served clients well during SARS crisis

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 1 June 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.



PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Brenda Cheung
Company Secretary

Encl.

dlw 6/20

MASNET No. 1 OF 01.06.2003
Announcement No. 1



ROLY INTERNATIONAL HOLDINGS LTD

News Release - SGX-listed Roly International's subsidiary Linmark secures new customers; Group says diversified supply chain management solutions have served clients well during SARS crisis

SINGAPORE, 1 June 2003 – Roly International Holdings Ltd. ("Roly") announced today that its global sourcing agent and supply chain management solutions subsidiary, Linmark Group Limited ("Linmark"), has signed on two major customers – Edgars Consolidated Stores Limited ("Edcon") of South Africa and Dr. Rehfeld Holding AG ("Dr. Rehfeld") of Germany.

Edcon, a publicly traded corporation on the Johannesburg Stock Exchange, is one of the leading retailers in Southern Africa with an annual turnover in excess of US$1 billion with presence in 570 store locations. Dr. Rehfeld, one of the top 100 clothing suppliers in Europe, is a privately-held wholesaler and retailer of sportswear and young fashion wear in Europe with annual turnover in excess of US$110 million.

Singapore Exchange (SGX)-listed Roly said these two new clients would contribute positively to the shipment volume of Linmark. In addition to the new clients, orders from existing clients have also performed satisfactorily despite the recent uncertainty surrounding the war in Iraq and concerns about the impact of the SARS epidemic.

Through these new clients, Linmark, which is listed on The Stock Exchange of Hong Kong Limited, is able to diversify its market coverage to cover new regions.

"Benefiting from its established global sourcing network, Linmark has increasingly been relied upon especially during the recent SARS crisis. As clients have been reluctant to travel for merchandising purposes, the total supply chain management solutions provided by Linmark and the Roly Group have proven to be invaluable," the Company said in a statement.

"The Group's decentralised management approach, particularly under Linmark, has facilitated timely response to cater changing customer needs, especially in times such as the recent SARS episode. Leveraging on its pan-Asian sourcing and office network, the Group has devised a set of contingency plans to assign orders to factories outside SARS affected areas if necessary. And in addition to conducting client visits proactively, latest technologies such as video-conferencing and the Group's sophisticated web-based L.O.G.O.N. system have also enabled it to maintain close contacts with clients and suppliers," Roly said.

"These measures are being implemented in parallel with a series of procedures which aim to raise hygiene standards in all its offices. With these in place, the Group's business and operations have seen no disruption. However, the Group remains vigilant, keeping a close eye on the market environment and standing ready to evaluate the situation should the epidemic persist further," the statement added.

Commenting on the recent placement of 35 million Linmark vendor shares announced on 19 May 2003, the Company said this would result in an exceptional gain of approximately US$6.5 million for Roly for the financial year ending 30 April 2004.

"This placement will not only help to increase Linmark's liquidity but will also widen our shareholder base through a new set of institutions being added to our list of shareholders," said Mr. Wang Lu Yen, who is Chairman of both Roly and Linmark.

Roly is expected to announce in July 2003 its results for the financial year ended 30 April 2003. For the six months ended 31 October 2002, it recorded an operating profit after tax attributable to shareholders of US$24.2 million (S$42.9 million), up from US$2.3 million (S$4.1 million) a year earlier, after recognising a net exceptional gain of US$19.1 million (S$33.8 million) following the listing of Linmark.

~ ENDS ~

Background

About Roly International

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Roly Group distributes home décor and craft-related products as well as licensed products, such as apparel, footwear, fashion accessories, electronic tools and toys.

About Linmark

Linmark, listed on The Stock Exchange of Hong Kong Limited in May 2002, is a fast growing one-stop global sourcing and supply chain management solutions provider. With a presence in 26 cities in 17 countries and territories, the Group offers comprehensive and efficient sourcing solutions to its customers, the majority of whom are leading retail chain operators, well-known brands, wholesalers, mail order houses and departments stores in North America and Europe. Examples include Hudson's Bay Company, Brylane, Federated Department Stores, Jockey, J.C. Penney, Mothercare, Calvin Klein® Jeans, Chaps by Ralph Lauren®, Speedo®, etc.

About Edgars Consolidated Stores Limited

Edgars Consolidated Stores Limited (Edcon) is a dominant specialty fashion retailer in Southern Africa with its origins tracing back to 1929. Over the years, Edcon has grown to 8 retail brands, over 720 facias in 570 store locations with an annual turnover of R8.3 billion or US$1.1 billion throughout South Africa and the neighbouring territories of Namibia, Botswana, Swaziland and Lesotho. The group has established leadership positions in Southern Africa for clothing, footwear, home textiles, cosmetics and accessories through different retail formats including Edgars, a national department store chain, the United Retail fashion discount formats (trading as Jet, Sales House, Cuthberts, Smiley's), Super Mart (general merchandise) and CNA (books and stationery). The group is listed on the Johannesburg Stock Exchange (JSE) trading as Edcon.

About Dr. Rehfeld Holding AG

Dr. Rehfeld Holding AG is a privately-held wholesaler and retailer of sportswear and young fashion wear marketed under its proprietary brands "**Broadway, Broadway Man, and Broadway Woman**". The company was established in 1976 and has become one of the top 100 clothing suppliers in Europe with an annual estimated turnover of US$110 million. Its merchandise are sold in Switzerland, Austria, The Netherlands, Scandinavia, Spain and Ireland.

Media Contact:
WeR1 Consultants Pte Ltd
Janet Lee (janetlee@wer1.net) (65-67374844) or
Lai Kwok Kin (laikkin@wer1.net) (65-98192153)

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 01/06/2003 to the SGX